UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-22832

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALLIED CAPITAL 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALLIED CAPITAL CORPORATION
1919 Pennsylvania Avenue, N.W.
Washington D.C. 20006
Telephone: (202) 721-6100

ALLIED CAPITAL 401(k) PLAN
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Plan Benefits	2

Statements of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)	8
The other schedules required by Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, are not applicable and are therefore omitted.

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Allied Capital 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of Allied Capital 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Washington, DC
June 30, 2008

ALLIED CAPITAL 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets:
Investments at fair value (note 4):
Common stock of Allied Capital Corporation	$6,777,058	$7,503,212
Mutual funds	10,885,111	8,671,596
Common/collective trusts	1,128,921	1,016,047
Cash and cash equivalents	281,249	1,298,839
Participant loans	183,742	161,652

Total Investments	19,256,081	18,651,346

Receivables:
Employer contributions	1,373,522	1,178,009
Due from broker for securities sold	7,949,413	4,073

Total assets	28,579,016	19,833,428

Liabilities:
Due to broker for securities purchased	7,948,304	4,073
Other	4	—

Net assets available for benefits	$20,630,708	$19,829,355

See accompanying notes to financial statements.

ALLIED CAPITAL 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2007 and 2006

	2007	2006
Additions:
Investment income:
Dividends and interest	$1,569,867	$985,443
Net appreciation (depreciation) in fair value of investments	(3,067,259)	1,524,732

	(1,497,392)	2,510,175

Contributions:
Participants	1,875,407	1,519,963
Employer	1,413,504	1,178,009
Rollover	163,622	171,263

	3,452,533	2,869,235

Total additions	1,955,141	5,379,410

Deductions:
Benefits paid to participants	1,128,120	965,674
Administrative expenses	25,668	21,938

Total deductions	1,153,788	987,612

Net increase	801,353	4,391,798
Net assets available for plan benefits:
Beginning of year	19,829,355	15,437,557

End of year	$20,630,708	$19,829,355

See accompanying notes to financial statements.

ALLIED CAPITAL 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(1)	Summary of Significant Accounting Policies
(a)	Basis of Presentation
The accompanying financial statements of Allied Capital 401(k) Plan (the Plan) have been prepared on the accrual basis and present the net assets available for benefits and the changes in those net assets.
(b)	Trust Fund Management and Investments
Allied Capital Corporation (the Company) is the sponsor of the Plan. Wachovia Bank, N.A., the Trustee of the Plan, has authority to execute investment transactions based upon the investment elections of plan participants.
The Plan’s investments are stated at fair value. Investments in mutual funds are based on quoted market information. Investments in common/collective trust funds are valued at the net asset value based on amounts reported by the fund manager. Shares of common stock of the Company are valued at the last sale price on the principal exchange on which they are traded. Participant loans are recorded at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Appreciation and depreciation in the fair values of investments are recognized in the financial statements in the periods in which such changes occur. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The investment options offered through the Plan are reviewed periodically by certain members of management of the Company. If necessary, changes will be made as appropriate to continue to ensure a diversified mix of investment options.
To facilitate changes in the investment options offered under the Plan, discontinued funds were liquidated as of December 31, 2007, and proceeds from the liquidation were reinvested in the Van Kampen Equity and Income Fund. Additionally, balances in the American Funds Growth Fund of America (A) were liquidated and reinvested in the American Funds Growth Fund of America (R4). Although the trades were transacted prior to year end they did not settle until January 2008, resulting in a $7.9 million receivable/payable at year-end.
(c)	Administrative Expenses
Trustee fees and loan administration expenses are deducted directly from the participants’ accounts. Other administrative expenses of the Plan are paid by the Company.
(d)	Payment of Benefits
Benefits are recorded when paid.
(e)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
(2)	Description of the Plan
The following brief description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General
The Plan was established effective September 1, 1999, and is a defined contribution plan covering substantially all full-time employees who are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
(Continued)

ALLIED CAPITAL 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(b)	Contributions
Participants may contribute up to 100% of their eligible annual compensation subject to the limits established by the Internal Revenue Code. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants are able to defer payment of taxes on their contributions to the Plan, related contributions by the Company and all income realized on accounts maintained under the Plan.
Participant contributions to the Plan are allocated among the various investment options based on their instructions. Participants may change their allocation instructions and transfer accumulated savings between funds on a daily basis, subject to certain restrictions.
The Company makes annual safe-harbor non-elective contributions to each participant’s account equal to 3% of eligible compensation as defined by the Plan. The Company also makes an additional non-elective contribution equal to 2% of eligible compensation to participants who have completed at least 1,000 hours of service and were employed on the last day of the plan year.
(c)	Participant Accounts
Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions and earnings on related investments. Allocations of Company contributions are made once per year based on each participant’s eligible compensation. Allocations of earnings are calculated daily based on participant account balances. The plan benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(d)	Vesting
Participants are immediately 100% vested in their own contributions, any direct rollovers and in employer non-elective contributions made into the Plan, plus any earnings thereon.
(e)	Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at 1/2% above the prime rate at the time the loan is secured. Principal and interest is paid ratably through bi-weekly payroll deductions.
(f)	Payment of Benefits
Upon termination of service, a participant whose vested account balance exceeds $5,000 may elect either a lump sum payment equal to the value of the participant’s vested interest in his or her account or elect to receive payments in monthly, quarterly, or annual installments over a fixed reasonable period of time, not exceeding the life expectancy of the participant.
For a participant whose vested account balance exceeds $1,000 but does not exceed $5,000, an Automatic Rollover IRA will be opened for the participant unless the participant has affirmatively elected to have his or her amount paid in a direct rollover to an eligible retirement plan or to receive the distribution directly.
The trustee will distribute in a lump sum a terminated participant’s vested account balance not exceeding $1,000.
(Continued)

ALLIED CAPITAL 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(3)	Plan Termination
While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination of the Plan, the Plan’s assets would be distributed to the participants in accordance with the Plan agreement.
(4)	Investments
Investments that represent five percent or more of the fair value of net assets available for plan benefits are as follows:

	December 31,
	2007	2006
Common stock:
Allied Capital Corporation	$6,777,058	$7,503,212

Mutual Funds:
The Growth Fund of America	$1,515,789	$1,235,660
Van Kampen Equity and Income Fund	$7,739,056	n/a

Common / Collective Trusts:
Enhanced Stock Market Common/Collective Trust Fund	$1,128,921	$1,016,047

Money Market:
Evergreen Money Market Fund	n/a	$1,298,839

Net appreciation (depreciation) in the fair value of investments is summarized as follows for the years ended December 31:

	2007	2006
Mutual funds	$(214,496)	$596,296
Common stock of Allied Capital Corporation	(2,923,513)	769,608
Common / collective trusts	70,750	158,828

	$(3,067,259)	$1,524,732

(5)	Transactions with Parties-in-Interest
During the years ended December 31, 2007 and 2006, the Plan invested in shares of Allied Capital Corporation Common Stock.
The Company pays a portion of the Plan’s administrative expenses.
Investments in common/collective trusts are managed by Wachovia Bank, N.A., which is the Trustee of the Plan. In addition, the Plan invests in certain mutual funds managed by Wachovia Bank, N.A. Therefore, transactions related to these investments qualify as party-in-interest transactions.
(6)	Federal Income Tax Status
The Plan has adopted a prototype plan designed by Wachovia Bank, N.A. The prototype plan obtained its latest opinion letter on August 30, 2001, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving its latest opinion letter, however, the Plan Administrator believes the Plan is designed and, subject to the results of completing certain operational tests, is being operated in compliance with the applicable requirements of the IRC. If a failure is identified upon completion of the operational tests, the Company will correct any such failure using the Internal Revenue Service Employee Plans Compliance Resolution System correction program.
(Continued)

ALLIED CAPITAL 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(7)	Plan Amendment
In 2006 the following amendments were made to the Plan: effective January 1, 2006, the Plan was amended to reflect certain provisions of the final regulations under Internal Revenue Code Section 401(k) and 401(m) published on December 29, 2004; effective January 4, 2006, the Plan was amended to permit AC Finance LLC, a wholly owned subsidiary of the Company, to adopt the Plan and become a participating employer in the Plan; and effective April 21, 2006, the Plan was amended to clarify the definition of eligible compensation with regard to the Company’s non-elective contributions and the employees’ elective deferral.
During the 2007 plan year, the Plan was retroactively amended for the 2004 plan year to (i) eliminate the requirements that a participant complete 1,000 hours of service during the 2004 plan year and be employed on the last day of the year to share in the allocation of the Company’s non-elective contribution; and (ii) restore those requirements for the 2005 plan year and subsequent plan years. In connection with this amendment, the Company contributed approximately $53,000 to Plan participants.
(8)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2007	2006
Net assets available for benefits per the financial statements	$20,630,708	$19,829,355
Less: employer contribution receivable	1,373,522	1,178,009

Net assets available for benefits per Form 5500	$19,257,186	$18,651,346

The following is a reconciliation of employer contributions per the financial statements to the Form 5500 for the years ended December 31:

	2007	2006
Employer contributions per the financial statements	$1,413,504	$1,178,009
Add (less):
2005 employer contributions receivable	—	986,839
2006 employer contributions receivable	1,178,009	(1,178,009)
2007 employer contributions receivable	(1,373,522)	—

Employer contributions per Form 5500	$1,217,991	$986,839

The following is a reconciliation of participant contributions per the financial statements to the Form 5500 for the years ended December 31:

	2007	2006
Participant contributions per the financial statements	$1,875,407	$1,519,963
Less: 2005 payable plus gain	—	(1,239)

Participant contribution per Form 5500	$1,875,407	$1,518,724

(9)	Subsequent Events
For the 2008 plan year the Company amended its Plan as follows:
The Company will match 100% of the first 4% of deferral contributions made by each participant subject to the limits established by the Internal Revenue Code. Matching contributions will be credited to each participant’s account on a biweekly basis and participants may elect to make after-tax contributions to Roth 401(k).
Participant loans will bear interest at 1% above the prime rate at the time the loan is secured.
The installment distribution method was eliminated as an option for a terminated participant whose vested account balance exceeds $5,000.

Supplemental Schedule
ALLIED CAPITAL 401(k) PLAN
Form 5500 — Schedule H, Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2007

		Description of investment,
		including maturity
	Identity of	date, rate of interest	Current
	issuer	par or maturity value	value
*	Wachovia Bank	Enhanced Stock Market Common/Collective Trust Fund	$1,128,921
*	Evergreen Money Market Fund	Money Market	281,249
*	Evergreen Asset Allocation Fund	Mutual Fund	19,293
	Davis New York Venture Fund	Mutual Fund	979,335
	Putnam International Growth Fund	Mutual Fund	98,052
	Franklin Mutual Shares Beacon Fund	Mutual Fund	533,586
	Van Kampen Equity and Income Fund	Mutual Fund	7,739,056
	The Growth Fund of America	Mutual Fund	1,515,789
*	Allied Capital Corporation	Allied Capital Stock	6,777,058
*	Participant loans	Participant loans at interest rates ranging from 4.50% to 8.75%	183,742

			$19,256,081

*	Party-in-interest — refer to Note 5
See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Allied Capital 401(k) Plan
By: Allied Capital Corporation
Date: June 30, 2008	By: /s/ Penni F. Roll Penni F. Roll Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm